Cover Page - From Science to Commercial Reality
One Step Ahead of Tomorrow (sm)
2004


Company logo

Image of OUM - Ovonic Unified Memory

Image of a Hydrogen-Electric Hybrid Car at a fuel station

Image of Ovonic(R) Regenerative Fuel Cell

Image of Ovonic NiMH batteries for stationary application

Image of Ovonic(R) Hydrogen Storage System canisters

Image of Grand Valley State University with Ovonic Thin-Film Photovoltaics

Image of an Ovonic NiMH Battery Prototype Electric Vehicle

Image of Ovonic NiMH Batteries for propulsion energy storage system application

Image of Beijing Capital Museum with building integrated Ovonic Photovoltaics

Converting to a Commercial Enterprise
A message from ECD Ovonics Chairman and CEO Robert C. Stempel

Photo of Robert C. Stempel, Chairman and CEO

The most important conversion taking place at ECD Ovonics these days is the conversion of our businesses, one by one, into commercial successes. Beyond the research and development, more than demonstrations and prototypes, we are commercializing our technology. We are selling products.

The changes that are taking place are not only changing the way the marketplace perceives us, but the investment community as well. In the past, one of the best ways to measure ECD Ovonics was to measure its technological achievements and patents. Today, a better gauge is our product sales and revenue growth. The Cobasys battery joint venture is expected to be bigger than ECD Ovonics. Ovonic Solar will enjoy the same position. In the case of Ovonic Solar, all of the profits flow to us. In the case of Cobasys, half flow to us. More and more, the value of ECD Ovonics is in its ventures. And that value is increasing for ECD Ovonics and our shareholders.

The rate at which that value is increasing is especially rewarding. Only a little more than a year ago, when we purchased the interests of N.V. Bekaert S.A., our former partner in the solar venture, some saw it as a risk. We knew better. But even our projections were conservative when compared with what has transpired. In addition to outstanding opportunities in the worldwide roofing industry, our Ovonic thin-film amorphous silicon solar cells are an enabling technology for high-altitude airships and space applications, opening up whole new markets for us.

And while hybrid vehicles have taken a while to reach the marketplace, it is clear now that they are here to stay. This is good news for our shareholders. Virtually all hybrid vehicle manufacturers agree that our Ovonic NiMH technology is the ideal battery technology for their products. In anticipation of this growing market, Cobasys has built a new state-of-the-art manufacturing facility in Springboro, Ohio. The plant can produce our NiMH systems in multiple voltage and power ratings - for everything from cars to full-size trucks and buses, as well as batteries for stationary and telecommunications applications. Cobasys can cover the entire transportation spectrum with standard, off-the-shelf products and can, of course, meet the special needs of OEMs, too.

And that is only part of the Cobasys story. Many of you have followed closely the patent infringement suit we brought against Matsushita Electric Industrial Co., Ltd. and related companies. The settlement of that suit, in our opinion, is a win for all sides and has a positive impact on Cobasys. Now, it means we can spend our time commercializing instead of litigating. More importantly, potential customers are no longer concerned about the outcome; the litigation is settled and Cobasys is ready to do business.

Cobasys is working with many industry-leading transportation companies to evaluate hybrid solutions in the automotive, bus, truck, heavy-duty and military markets. Based upon the most frequently requested voltage and power specifications in the industry, the best selling packs have been the NiMHax 288-60 and 336-70. Pack sales to automotive and commercial customers have proven the ability of Cobasys NiMHax battery systems to perform well in a variety of applications while providing a cost-effective solution to customers in the rapidly expanding hybrid vehicle market. We expect significant growth in Cobasys' NiMH hybrid battery business over the next several years - it is a great example of ovonics@work.

Battery and solar are leading ECD Ovonics' commercialization efforts. The market for the Ovonyx OUM technology is developing quickly as well. We have restructured our organization to better capitalize on these activities, accelerating our transition toward a profitable enterprise.

Let me conclude with a brief message to our shareholders. Thank you for your patience and for your loyalty to our company. Changing the world is not a linear or a predictable process. But the goals we have all been reaching for are at hand. When you consider the inventions we have, you should see value. When you consider the ventures we have, you should see value. And when you start looking at the potential financial successes of our businesses, you should see value and validation of your support of our company.

Thanks,

/s/ Robert C. Stempel

How New Science Becomes New Industry
Stanford R. Ovshinsky, President, Chief Technology Officer, and Co-Founder, on turning hydrogen technology into the Hydrogen Economy

Photo of Stanford R. Ovshinsky, President, CTO and Co-Founder

The ages of mankind have been classified by the materials they use. The Bronze Age. The Iron Age. The Age of Silicon. This is no accident. Materials are the basis of new technologies. And new technologies make possible new industries and jobs.

Today, we are at the dawn of a new age - the Hydrogen Age - and what is already being called the Hydrogen Economy. Not because of what might develop years from now, but for what is happening already.

There are literally billions of consumer Ovonic nickel metal hydride (NiMH) batteries in use, from laptops to cell phones. Virtually all of the hybrid electric vehicles, which are causing a profound change in the automotive industry, use NiMH batteries.

Our Ovonic thin-film solar cell products are being used on five continents, from the roofs of a bottling plant to helping operate a major oil field. Our proprietary triple-junction solar cells generate electricity that can produce renewable hydrogen via the process of electrolysis (breaking up of water).

Our unique Ovonic non-noble metal regenerative fuel cell technology has the potential to enable a whole new category of stationary and mobile power products when fully developed.

Our Ovonic Unified Memory (OUM) technology is being talked about by many as the next great revolution in the computing industry.

What do all of these scientific advances have in common? All are based on Ovonic atomically engineered materials. All are either in the marketplace today or are on the pathway to commercialization. All are based on inventions from our company, ECD Ovonics. Our mission is to turn new science into new industry and to make our company profitable so that you, our shareholders, and the world in general will benefit.

The focus of our science has been on energy and information, the twin pillars of the global economy. Our production technology has been widely acclaimed. We invent the materials, the products and the production technology.

Hydrogen-powered products produce no pollution and no global climate-changing CO2 emissions. Additionally, hydrogen is practically limitless. We can and must reduce our dependence on oil to reduce the potential for energy-related wars, inflation, and economic instability.

With ECD Ovonics' hydrogen technology, we have the means to provide the complete energy loop that is crucial to the Hydrogen Economy. We generate electrical energy with our thin-film photovoltaic (PV) products - rain or shine - because our PVs absorb the wide spectrum of light the sun radiates. We store electrical energy in our NiMH battery products. We distribute hydrogen through our Ovonic metal hydride storage materials technology. We use hydrogen to power a wide range of stationary and mobile devices through our Ovonic fuel cell technology or as a fuel source for internal combustion engines.

The possibilities on the information side are just as compelling. Major semiconductor companies are working with Ovonyx to commercialize OUM. The technology makes it possible to do things in the information field that have never been possible before. Conventional flash memories have, at most, a lifetime of 500,000 cycles. OUM has the potential to extend that lifetime over 1,000 times.

The Hydrogen Age is here. The Hydrogen Economy is here. We are taking our new science of amorphous and disordered materials and creating new basic industries. And those industries have the potential to change the course of humankind.

/s/ Stan


Diagram of the ECD Ovonics hydrogen loop.
Legend: Making the Hydrogen Economy possible. The only company with the complete hydrogen loop.

Commercializing Great Inventions
James R. Metzger, Executive Vice President and Chief Operating Officer, discusses bringing ECD Ovonics to the marketplace

Photo of James R. Metzger, Executive VP and COO

ECD Ovonics has always been a powerhouse of invention. Now, we are becoming a powerhouse of commercialization, too.

Today, most of our goals are financial. Most of our strategies are financial. We are completely focused on bringing ECD Ovonics' large portfolio of great proprietary inventions to the marketplace - and we are doing it. The primary focus of our business strategy is the accelerated commercialization of our technologies and products through our core businesses: Ovonic Solar, Cobasys, and Ovonyx.

Ovonic Thin-Film, Triple-Junction Solar Technology. We own it. We are selling it. In the areas of distributed power and supplemental power, it is in great demand in the world. We have major roofing installations on five continents and important programs in the aerospace community. We are already looking at doubling our production capacity to meet demand.

Ovonic Nickel Metal Hydride (NiMH) Battery Technology. We own it. We are selling it. NiMH batteries are powering everything from cell phones to power tools. But NiMH is also an enabling technology for the hybrid vehicle revolution, expected to grow to over a million vehicles by year 2010. Through Cobasys, our joint venture with ChevronTexaco, many of those hybrid vehicles will use Cobasys batteries.

Ovonic Unified Memory (OUM) Technology. We invented it - and an enabling technology for the next generation of computing is now being commercialized. It could be embedded in a broad range of products. Production is expected in the next several years.

The list goes on and on. Some of these inventions are in the marketplace today. Some, like our Ovonic(R) Regenerative Fuel Cell, our Ovonic(R) Hydrogen Storage, and our Ovonic Cognitive Computer technologies, are being developed for future commercialization. But the point is these are our inventions, and we are going to commercialize them.

Market share potential is huge in many of the areas where we enjoy technological leadership. The photovoltaic market is growing by over 30% per year, and our Ovonic Solar grew its business by 70% over last year.

Market data continues to suggest that the advanced battery market will grow due to the proliferation of hybrid vehicles. Additionally, the North American market for stationary battery applications is projected to grow at an annualized rate of 10% through 2008.

ECD Ovonics' plan is to achieve sustained profitability by July 2006 as it transitions from an R&D-based company to full commercialization as a result of ramped-up performance in the solar, NiMH batteries and unified memory businesses, benefits from restructuring to achieve cost reduction across its enterprise, and aligning R&D/advanced development with near-term commercialization opportunities. ECD Ovonics may also spin off its non-core Intellectual Property (IP). Clearly, the time for renewable energy is now. Clearly, the time for our large portfolio of renewable energy IP is now. At ECD Ovonics, we are turning great inventions into great businesses.

/s/ James R. Metzger

Pie chart showing portfolio of business activities.

DIRECTORS AND OFFICERS
Energy Conversion Devices, Inc. (ECD Ovonics)

Directors

Robert C. Stempel,
Chairman of the Board and Chief Executive Officer

Stanford R. Ovshinsky,
President, Chief Technology Officer, and Co-Founder

Iris M. Ovshinsky, Ph.D.,
Vice President and Co-Founder

*Umberto Colombo, Ph.D.,
Chairman, Scientific Councils of the ENI Enrico Mattei Foundation and Instituto Per l'Ambiente, Italy; former Chairman, ENEA (Italian National Agency for New Technology, Energy and the Environment)

Robert I. Frey,
Visiting Professor, Global Management and Marketing and Business Ethics, Seidman School of Business, Grand Valley State University; former Executive Vice President and Member, Executive Committee, Herman Miller, Inc.

William J. Ketelhut,
Former President, Control Products, Honeywell

*Walter J. McCarthy, Jr.,
Retired Chairman and Chief Executive Officer, Detroit Edison Company

Florence I. Metz, Ph.D.,
Retired Project Manager for Business and Strategic Planning, Inland Steel, East Chicago, Indiana

Stephen Rabinowitz,
Former Chairman and Chief Executive Officer, General Cable, Inc.

*Stanley K. Stynes, Ph.D.,
Retired Dean, College of Engineering, Wayne State University and Professor of Engineering, Wayne State University


Officers

Robert C. Stempel,
Chairman of the Board and Chief Executive Officer

Stanford R. Ovshinsky,
President, Chief Technology Officer, and Co-Founder

Iris M. Ovshinsky, Ph.D.,
Vice President and Co-Founder

James R. Metzger,
Executive Vice President and Chief Operating Officer

Nancy M. Bacon,
Senior Vice President

Hellmut Fritzsche, Ph.D.,
Vice President

Stephan W. Zumsteg,
Vice President and Chief Financial Officer

Marvin S. Siskind,
Vice President and Patent Counsel

Ghazaleh Koefod,
Corporate Secretary

Roger John Lesinski,
General Counsel

Executive Management of Affiliated Companies

Subhendu Guha, Ph.D.,
President and Chief Operating Officer, United Solar Ovonic Corp.

Thomas S. Neslage,
President, Cobasys LLC

Tyler Lowrey,
President and CEO, Ovonyx, Inc.

*Retiring effective 2004 Annual Meeting of Stockholders, 18 November 2004.

Back Page

Stockholders are encouraged to read carefully the Company's Annual Report on Form 10-K for its fiscal year ended June 30, 2004, including the information contained in the section Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995.

Auditors:
Grant Thornton LLP
Southfield, Michigan

Outside Legal Counsel:
Jenner & Block
Chicago, Illinois

Transfer Agent:
EquiServe Trust Company, N.A.
Post Office Box 219045
Kansas City, MO 64121-9045
www.equiserve.com
Telephone:  (816) 843-4299
Toll (U.S.):  (877) 282-1169

Company logo

Energy Conversion Devices, Inc. (NASDAQ:ENER)
2956 Waterview Drive
Rochester Hills, MI 48309
248-293-0440
email: investor.relations@ovonic.com
www.ovonic.com


                                                                 ECVCM-LS-2004